UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CYTOKINETICS, INCORPORATED

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

23282W100

(CUSIP Number)

David J. Scott, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

CUSIP No. 23282W100	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Amgen Inc. I.R.S. Employer Identification No. 95-3540776
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,484,806
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

3,484,806
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,484,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Cytokinetics, Incorporated, a Delaware corporation (the “Issuer”), having its principal executive offices at 280 East Grand Avenue, South San Francisco, California 94080.

Item 2. Identity and Background.

(a)-(c), (f) The name of the corporation filing this Statement is Amgen Inc., a Delaware corporation (“Amgen”). The address of Amgen’s principal business is One Amgen Center Drive, Thousand Oaks, California 91320. Amgen is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advances in cellular and molecular biology. The name, citizenship, business address and present principal occupation of each executive officer and director of Amgen is listed on Schedule A attached hereto (Amgen, together with the individuals identified on Schedule A, being referred to herein as the “Reporting Persons”).

(d) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Neither Amgen, nor to the knowledge of Amgen, any other Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 29, 2006, Amgen and the Issuer entered into a Common Stock Purchase Agreement (the “CSPA”), which provides for the sale of 3,484,806 shares of the Issuer’s Common Stock (the “Shares”) at a price per share of $9.47 and an aggregate purchase price of $33,001,112.82, and a Registration Rights Agreement (“RRA”) that provides Amgen with certain registration rights with respect to the Shares. Pursuant to the terms of the CSPA, Amgen has agreed to certain trading and other restrictions with respect to the Issuer’s Common Stock, including (i) a lockup provision restricting Amgen’s disposition of any shares of the Issuer’s Common Stock until (A) if Amgen exercises its collaboration option described below under “Purpose of Transaction”, the date that is 2 years following the exercise of such option, or (B) if Amgen does not exercise its collaboration option, the date that is 60 days following the expiration of such option, and (ii) a standstill provision restricting Amgen’s acquisition of additional shares of the Issuer’s Common Stock until December 29, 2009, subject, in each case of the foregoing lockup and standstill provisions, to certain qualifications and limitations contained in the CSPA. The CSPA and the RRA are attached hereto as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

All funds for the purchase of the Shares were obtained from the working capital of Amgen.

Item 4. Purpose of Transaction.

From time to time in the past, where circumstances warranted, Amgen has acquired equity securities of public and private companies with which Amgen has had a collaborative, licensing or other strategic relationship.

On December 29, 2006, Amgen and the Issuer entered into a Collaboration and Option Agreement (the “Collaboration Agreement”) to discover, develop and commercialize novel small–molecule therapeutics that activate cardiac muscle contractility for potential applications in the treatment of heart failure. In addition, the terms of the Collaboration Agreement grant Amgen an option to participate in future development and commercialization of the Issuer’s lead drug candidate arising from this program, CK–1827452. Under the terms of the Collaboration Agreement, Amgen will pay the Issuer a non–refundable up–front license and technology access fee of $42 million. Amgen and the Issuer have also entered into a security agreement in connection with the Collaboration Agreement that will provide Amgen with a security interest in certain patents and related property to secure the Company’s obligations under the Collaboration Agreement. The collaboration is worldwide, excluding Japan. In connection with the Collaboration Agreement, Amgen and the Issuer entered into the CSPA and the RRA.

From time to time, representatives of Amgen have engaged in preliminary discussions with the Issuer concerning a possible business transaction around the Issuer’s scientific programs, including its CK-1827452 program. In each case, except for the current Collaboration Agreement, such discussions were terminated at a preliminary stage without resulting in any agreements. Subject to the requirements of the CSPA, such discussions could be renewed at any time in the future, the outcome of which would depend on the parties’ ability to reach agreement on the material terms for any such transaction.

Amgen intends to closely monitor and evaluate the business affairs, financial position and performance of the Issuer, including, but not limited to, an analysis and assessment of the capital markets in general, developments concerning the Issuer and the Issuer’s share price, capital structure, management, and prospects. Depending on these and other factors deemed relevant by Amgen, subject to the requirements of the CSPA and RRA, Amgen may, directly or indirectly, acquire additional shares of the Issuer’s Common Stock as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, subject to the requirements of the CSPA and RRA, Amgen may dispose of some or all of its shares of the Issuer’s Common Stock now owned or hereafter acquired by it, in open market sales, privately negotiated transactions or otherwise. Except as disclosed above, Amgen acquired the Shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Amgen may be deemed to have the following:

(i) Sole power to vote or direct the vote: 3,484,806

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 3,484,806

(iv) Shared power to dispose or direct the disposition of: -0-

Such Common Stock constitutes 7.5% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having 46,758,364 outstanding shares of Common Stock (43,273,558 shares of Common Stock outstanding as of December 12, 2006, as disclosed by the Issuer in the CSPA, plus the 3,484,806 shares of Common Stock issued to Amgen).

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) As described in Items 3 and 4 of this Statement, Amgen has entered into the CSPA within the last 60 days. Except as disclosed herein, the Reporting Persons have not effected any other transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) To the knowledge of Amgen, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by Amgen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 above summarize certain provisions of the CSPA and the RRA.

A copy of the CSPA is attached hereto as Exhibit 1 and is incorporated by reference herein. A copy of the RRA is attached hereto as Exhibit 2 and is incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1	Common Stock Purchase Agreement, dated December 29, 2006, by and between Amgen Inc. and Cytokinetics, Incorporated

Exhibit 2	Registration Rights Agreement dated December 29, 2006, by and between Amgen Inc. and Cytokinetics, Incorporated

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 8, 2007	AMGEN INC.

/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF AMGEN INC.

The name, citizenship, business address, title and present principal occupation or employment of each of the directors and executive officers of Amgen Inc. are set forth below.

Name	Principal Occupation[1]	Business Address[2]
Executive Officers

Dennis M. Fenton	Executive Vice President, Operations

Thomas J. Flanagan	Senior Vice President and Chief Information Officer

Brian M. McNamee	Senior Vice President, Human Resources

George J. Morrow	Executive Vice President, Global Commercial Operations

Richard D. Nanula	Executive Vice President and Chief Financial Officer

Roger M. Perlmutter	Executive Vice President, Research and Development

David J. Scott	Senior Vice President, General Counsel and Secretary

Kevin W. Sharer	Chairman of the Board, Chief Executive Officer and President

[1]	The principal occupation of each executive officer is with Amgen Inc.
[2]	The business address of each executive officer is Amgen Inc., One Amgen Center Drive, Thousand Oaks, California 91320-1799.

Name	Principal Occupation	Business Address
Directors

David Baltimore	President Emeritus and Robert Andrews Millikan Professor of Biology, California Institute of Technology	California Institute of Technology MC 147-75 1200 E. California Boulevard Pasadena, California 91125

Frank J. Biondi, Jr.	Senior Managing Director, WaterView Advisors LLC	WaterView Advisors LLC 110 N. Rockingham Avenue Los Angeles, California 90049

Jerry D. Choate	Retired Chairman and Chief Executive Officer, The Allstate Corporation	33971 Selva Road Suite 130 Dana Point, California 92629

Frederick W. Gluck	Retired Vice Chairman,	743 San Ysidro Road

	Bechtel Group, Inc.	Santa Barbara, California 93108

Frank C. Herringer	Chairman, Transamerica Corporation	600 Montgomery Street 35th Floor San Francisco, California 94111

Gilbert S. Omenn	Professor of Internal Medicine, Human Genetics and Public Health Director, Center for Computational Medicine & Biology, University of Michigan	University of Michigan Medical School 2017 Palmer Commons 100 Washtenaw Avenue Ann Arbor, Michigan 48109-2218

Judith C. Pelham	President Emeritus, Trinity Health	Northville Hills Golf Club Community 45695 Tournament Drive Northville, Michigan 48167

J. Paul Reason	Consultant, Naval Studies Board	700 New Hampshire Ave., NW Apartment 402 Washington, DC 20037

Donald B. Rice	Chairman, President and Chief Executive Officer, Agensys, Inc.	Agensys, Inc. 1545 17th Street Santa Monica, California 90404

Leonard D. Schaeffer	Former Chairman of the Board, Wellpoint Inc.	1733 Ocean Avenue, Suite 325 Santa Monica, California 90401

Kevin W. Sharer	Chairman of the Board, Chief Executive Officer and President, Amgen Inc.	Amgen Inc. One Amgen Center Drive Thousand Oaks, California 91320-1799

*	Each person listed is a citizen of the United States.